UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Long Neck Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1025 Post Road Suite 200
(No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Schlim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Long Neck Services LLC, as of February 19, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Long Neck Services LLC (the "Company") identified that it does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) the Company is filing Management's Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-54 (the "Identified Exemption") because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the Identified Exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 to SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Marcum LLP

Boston MA
February 19, 2021

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Managing Member of
Long Neck Services LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Long Neck Services LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences[2]; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, MA
February 19, 2021

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Long Neck Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Long Neck Services LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I: Computation of Net Capital under Rule 15c3-1, Schedule II: Computation of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III: Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Marcum LLP

Boston, MA
February 19, 2021

Management's Exemption Report

Long Neck Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4).

I, as member of management of Long Neck Services LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1034. To the best of my knowledge and belief, the Company states the following:

The Company claims exemptions from the custody and reserve provisions of Rule 17 C.F.R. Chapter 240 15c3-3 by operating as a Capital Acquisition Broker. The Company had no obligations under 17 C.F.R. Chapter 240.15c3-3, and the Company met the identified exemption provisions in 17 C.F.R. Chapter 240.15c5-3(k) throughout the most recent fiscal period without exception.

The Company does not, and will not hold customer funds and securities, and its business activities are, and will remain, limited to transacting in the private placement of securities.

I, Joseph Schlim, swear that to my best knowledge and belief, this Exemption Report is true and correct.

Long Neck Services LLC

By: ______________________________

Joseph Schlim
Principal and Managing Member

February 19, 2021
____
Date

LONG NECK SERVICES LLC

Financial Statements

and

Report of Independent Registered Public Accounting Firm

For the Year Ended DECEMBER 31, 2020

LONG NECK SERVICES LLC

Financial Statements and Report of Independent Registered Public Accounting Firm

For the Year Ended DECEMBER 31, 2020

CONTENTS

LONG NECK SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS		
Cash	$	425,782
Prepaid Expenses		940
FINRA Deposit Acct		339
Operating Lease Right of Use Asset		75,107
TOTAL ASSETS	$	502,168
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Operating Lease Liability		77,501
Total Liabilities	$	77,501
Total Member's Equity		424,667
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	502,168

The accompanying notes are an integral part of these financial statements.

LONG NECK SERVICES LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2020

Revenue		
Placement Fees	$	730,000
Retainer	$	80,105
Expenses		
Bank Service Charges	$	433
Business Licenses and Permits	$	5,593
Computer and Internet Expenses	$	2,667
Rent Expense	$	26,694
Professional Fees	$	20,001
Commissions	$	35,946
Total Expenses	$	91,334
Other Income		2,000
Net Income	$	720,771

The accompanying notes are an integral part of these financial statements.

LONG NECK SERVICES LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

For the Year Ended December 31, 2020

Balance at January 1, 2020	$	27,896
Distributions		(324,000)
Net Income		720,771
Balance at December 31, 2020	$	424,667

The accompanying notes are an integral part of these financial statements.

LONG NECK SERVICES LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2020

OPERATING ACTIVITIES	
Net Income	$ 720,771
Adjustments to reconcile net loss to net cash provided by operating activities:	
Operating Lease Amortization	839
Changes in Operating assets and Liabilities	
Accounts Receivable	8,905
FINRA Deposit Account	665
Prepaid Expenses	2,590
Accounts Payable	(16,536)
Contract Liability – Reimbursable Expenses	(11,202)
Contract Liability – Retainer	(73,000)
Total Adjustments	(87,739)
Net Cash Provided by Operating Activities	633,032
FINANCING ACTIVITIES	
Capital Distributions	(324,000)
Net Cash Used by Financing Activities	(324,000)
Net Cash Increase for Period	309,032
Cash at Beginning of the Period	116,749
Cash at the End of the Period	$ 425,782

The accompanying notes are an integral part of these financial statements.

LONG NECK SERVICES LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2020

NOTE 1 - ORGANIZATION

Long Neck Services LLC (the "Company") has been organized in the state of Delaware since December 1, 2014, and registered as broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") since November 30, 2018. The Company was approved to act as a Capital Acquisition Broker transacting in the private placements of securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of deposits with a major financial institution.

Income Taxes

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. The LLC is regarded as a pass-through entity, where any income tax liability is recognized and paid by the member.

For all open tax years and for all major taxing jurisdictions, the Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. No interest expense or penalties have been recognized as of or for the period ended December 31, 2020. The Company's conclusions regarding uncertain tax positions is subject to review and adjustment later based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing and the current and prior years remain subject to examination as of December 31, 2020.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The authoritative guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligation in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation; and (v) recognize revenue when or as each performance obligation is satisfied.

The Company provides the service of raising capital for investment in private funds under placement agreements with asset managers. The Company had open contracts and earned revenue from three asset managers during the year. Revenue for placement agreements is generally recognized at the point in time that performance under the arrangement is completed (the closing date for the investment of capital in the private fund). Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities, until the respective performance obligations have been met; typically the successful closing of an investment of capital or the expiration of the agreement. There were no contract liabilities recorded as of December 31, 2020 related to advanced consideration received from customers for contracts.

Revenue was earned from three customers during the year in the following percentages of total revenue: 95%, 4% and 1%. Of the total revenue recognized, $730,000 was placement fees, and the remainder, $80,105, was retainer revenue.

Estimates and Indemnifications

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred. The Company expects the risk of loss to be remote.

NOTE 3 - RULE 15c3-3

The Company is exempt from the provisions of Rule l5c3-3 in that the Company carries no customer accounts, promptly transmits all customer funds, delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2020

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $348,281, which exceeded the minimum requirement of $5,000 by $343,281. The Company's ratio of aggregate indebtedness to net capital ratio was 0 at December 31, 2020.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has no expense sharing arrangements, however if business related expenses are paid by the Sole Member from his personal funds, the Sole Member is reimbursed. During the period ended December 31, 2020 the Company reimbursed the Sole Member approximately $1,215 for SIPC Fees under these circumstances.

NOTE 6 – CONCENTRATION of CREDIT

Financial instruments, which potentially subjects the Company to concentrations of credit risk, consist primarily of cash. The Company has a potential concentration of credit risk if it maintains deposits with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The maximum deposit insurance amount is $250,000, which is applied per depository institution for each account ownership category. It is the Company's policy to monitor the credit standing of the financial institution in which it conducts business.

NOTE 7 – LEASE RECOGNITION

The Company recognizes its leases under ASC Topic 842, Leases ("Topic 842"). Upon adoption, the Company determined it had one operating lease to be recognized. The lease was entered into as of January 1, 2019 for a term of five years and a stated amount for rent each month with annual stipulated increases in rent for each subsequent twelve-month period.

Operating lease assets and operating lease liabilities are recognized based on the present value of future lease payments over the lease term at the commencement date. As the Company's lease does not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. The Company's borrowing rate utilized is 4%. Lease expense is recognized on a straight-line basis over the lease term and was $26,694 for the period ended December 31, 2020. The Company's operating lease has a remaining lease term of 36 months. Cash paid during the period for amounts included in the measurement of the lease liability is $25,855.

NOTE 7 – LEASE RECOGNITION (continued)

Maturity of lease liability under non-cancellable operating lease as of December 31, 2020:

Calendar Year		Monthly Payment		Total for Year
2021	$	2,223	$	26,671
2022	$	2,289	$	27,471
2023	$	2,358	$	28,295

Total undiscounted lease payments	$ 82,437
Less imputed interest	($4,936)
Total Lease Liability	$77,501

Note 8 – Risks and Uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States. The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, and its impact on operations, financial condition, cash flows and the industry in general, in addition to the impact on its employees. At this time, COVID-19 has not changed the Company's ability to operate. Due to the rapid development and fluidity of the situation, the magnitude and duration of the pandemic and its impact on the Company's operations and liquidity is uncertain as of the date of this report. While there could ultimately be a material impact on operations and liquidity of the Company, at the time of issuance, the impact could not be determined.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through February 19, 2021.

LONG NECK SERVICES LLC

For the Year Ended December 31, 2020

AS OF DECEMBER 31, 2020

Computation of Net Capital under Rule 15c3-1

SCHEDULE I

COMPUTATION OF NET CAPITAL

Member's Equity		$	424,667
Less: Non-Allowable Assets			(76,386)
Net Capital		$	348,281
Min dollar net capital requirement	$5,000		
Min Net Capital Required (6 2/3rds% of aggregate indebtedness)		$	0
Net Capital Requirement		$	5,000
Excess Net Capital		$	343,281
Aggregate indebtedness		$	0
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement		$	342,281
Ratio of aggregate indebtedness to net capital		$	0

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the Net Capital Pursuant to Rule 15c3-1.

LONG NECK SERVICES LLC

For the Year Ended December 31, 2020

AS OF DECEMBER 31, 2020

Computation of Reserve Requirements Pursuant to 15c3-3

SCHEDULE II

The Company is exempt from the Reserve Requirements pursuant to Rule 15c3-3 as the Company is registered as a Capital Acquisitions Broker and does not and will not hold customer funds or securities.

LONG NECK SERVICES LLC

For the Year Ended December 31, 2020

AS OF DECEMBER 31, 2020

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

SCHEDULE III

Information related to possession and control requirements is not applicable to Long Neck Services LLC as the Company is an exempt Capital Acquisitions Broker and does not and will not hold customer funds or securities.